Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 18, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: September 18, 2002	By:	/s/ Miranda Weeks

Miranda Weeks
Investor Relations Officer

Paris-La Défense, September 18, 2002

PRESS RELEASE

COMING INTO FORCE OF THE CONTRACT
FOR THE 10TH COMPLEX’S STEAM CRACKER IN IRAN

Technip-Coflexip (NYSE: TKP and Euronext: 13170) and its Iranian partner Nargan announced today the coming into force of the contract they signed in March 2001 with JAM Petrochemical Company for the design, equipment and material supply and construction supervision of the world’s largest steam cracker in Iran.

With a production capacity of 1,345,000 ton-a-year of ethylene, this plant will be the core unit of the gigantic 10th Complex to be built by the National Petrochemical Company of Iran (NPC) at the industrial site of Asaluyeh, on the northern coast of the Persian Gulf.

Under the terms of this contract, worth about 330 million euros, Technip-Coflexip will provide its in-house ethylene technology and proprietary furnaces and will carry out engineering, supply of equipment and materials as well as supervision of construction and commissioning. The relevant engineering and procurement services will be mostly executed and managed from Technip-Coflexip’s offices in Paris and in the Hague.

The Iranian engineering company Nargan — in which Technip-Coflexip has recently taken an interest of 20% as shareholder — will perform the engineering and procurement related to equipment and materials of local origin.

JAM Petrochemical Company is the NPC’s subsidiary responsible for construction, project execution and running the plant.

The basic engineering for this project has been already completed by Technip-Coflexip within the framework of an “Early Start Agreement” based on cash payments. Delivery of last equipment items is scheduled for mid 2004 and the plant is expected to come on stream within 2005.

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This contract is being financed through multi-source export credit facilities from France, the Netherlands, Italy and Spain, which have been syndicated by banks under the leadership of Crédit Agricole Indosuez.

This unit will deliver the largest output of ethylene to-date in the world and will be the only large capacity steam cracker using both gas and liquid as feedstocks to produce ethylene and propylene. It will run with an unusually low energy and utilities consumption, demonstrating the high efficiency of Technip-Coflexip’s steam-cracking process.

This major project reinforces Technip-Coflexip’s position as a world leader in mega-crackers following the award by NPC of a first contract for the nearby one million-ton-a-year steam cracker of the 9th Complex.

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans	Miranda Weeks
Press Relations	Investor Relations Officer
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: mweeks@technip-coflexip.com

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